The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

Registration No 333-130061

Subject to completion, dated March 14, 2006

Prospectus Supplement to Prospectus Dated December 1, 2005

Universal Corporation

200,000 Shares

    % Convertible Perpetual Preferred Stock

(Liquidation Preference $1,000 per share)

We are offering 200,000 shares of         % convertible perpetual preferred stock (the “preferred stock”). Cash dividends on the preferred stock are payable when, as and if declared by our board of directors, out of funds legally available therefore, at the rate of         % per annum, quarterly in arrears on each March 15, June 15, September 15 and December 15, commencing June 15, 2006. Dividends on the preferred stock are not cumulative. Each share of preferred stock will have a liquidation preference of $1,000 and will be convertible at any time into shares of our common stock at a conversion rate of              shares per share of preferred stock, subject to specified adjustments, which is currently equal to a conversion price of approximately $             per share of common stock.

Beginning March 15, 2018, we may redeem all or a portion of the preferred stock by paying cash in an amount equal to the liquidation preference. In addition, if at any time between March 15, 2013 and March 15, 2018, inclusive, the closing price of our common stock exceeds 135% of the prevailing conversion price for 20 trading days during any consecutive 30 trading day period, we may cause the preferred stock to be automatically converted into the number of shares that are issuable at the then prevailing conversion rate.

If a fundamental change occurs on or before March 15, 2018, we will pay a make-whole premium on preferred stock converted in connection therewith. Also, if we become subject to a fundamental change, holders may require us to redeem any or all of their shares of preferred stock at the liquidation preference, and we may choose to pay the redemption price in cash, shares of our common stock, or a combination thereof.

Our common stock is traded on the New York Stock Exchange under the symbol “UVV.” On March 14, 2006, the closing price of our common stock was $39.50 per share. We do not intend to apply for listing of the preferred stock on any securities exchange or for inclusion of the preferred stock in any automated quotation system.

Investing in the preferred stock involves risks. See “ Risk Factors” beginning on page S-11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Universal Corporation	$	$

We have granted the underwriters a 30-day option to purchase up to 20,000 additional shares of preferred stock solely to cover over-allotments.

Deutsche Bank Securities	Wachovia Securities
(Sole Book-Running Manager)	(Co-Lead Manager)

UBS Securities LLC

LaSalle Capital Markets

Rabo Securities USA, Inc.

The date of this prospectus supplement is March     , 2006

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of preferred stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying      prospectus, which provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement. The list of documents incorporated by reference into the accompanying prospectus is superseded by the list of documents incorporated by reference into this prospectus supplement. The only documents incorporated by reference into this document (including both this prospectus supplement and the accompanying prospectus) are the documents listed under “Where You Can Find More Information” in this prospectus supplement. We have not authorized anyone to provide you with information that is different. We are offering our preferred stock only in jurisdictions where such offers are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement or of any sale of our preferred stock. It is important for you to read and consider all information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement in making your investment decision. You should also read and consider the information in the documents to which we have referred in “Where You Can Find More Information” below.

S-i

PROSPECTUS SUPPLEMENT SUMMARY

The following summary may not contain all the information that is important to you. You should read the entire prospectus supplement, as well as the information to which we refer you and the information incorporated by reference, before making an investment decision. When used in this prospectus supplement, the terms “Universal,” “issuer,” “we,” “our” and “us” refer to Universal Corporation and its consolidated subsidiaries, unless otherwise specified.

Universal Corporation

We are one of the world’s leading leaf tobacco merchants and processors, based on the volume we handle. We also have operations in lumber and building products distribution and agri-products. Our consolidated revenues and total segment operating income were approximately $3.3 billion and $254 million, respectively, for the fiscal year ended March 31, 2005, and $2.7 billion and $159 million, respectively, for the nine months ended December 31, 2005.

We are a holding company that operates through numerous directly and indirectly owned subsidiaries. Our two primary subsidiaries are Universal Leaf Tobacco Company, Incorporated (“Universal Leaf”) and Deli Universal, Inc. (“Deli”). We operate our tobacco business primarily through Universal Leaf and our non-tobacco business through Deli, although Deli also owns some minor tobacco business interests and approximately 10% of Universal Leaf’s major tobacco operations in Brazil. We also participate in the sale of oriental tobacco through ownership of a 49% equity interest in Socotab, L.L.C.

Our business strategy is to enhance shareholder value by achieving several key objectives, such as operating as a single entity worldwide with strong local management, fostering strategic alliances with our customers, increasing market share in traditional areas while developing new areas, maintaining diversified sources of leaf tobacco and maintaining our financial strength.

We conduct operations in numerous foreign countries. In fiscal year 2005, approximately 24% and 21% of our revenue was derived from products delivered to customer locations in the Netherlands and the United States, respectively. As of March 31, 2005, approximately 33% of our long-lived assets were in the United States, while approximately 23% were in the Netherlands, and approximately 11% were in Brazil. During the nine-month period ended December 31, 2005, we invested about $61 million in our fixed assets, with the largest portion spent in Africa, where we completed the construction of a processing facility in Mozambique.

We employed more than 28,000 employees throughout the world during the fiscal year ended March 31, 2005. Because the majority of our employees are seasonal, this figure is only an estimate.

Our executive offices are located at 1501 North Hamilton Street, Richmond, Virginia 23230, and our telephone number and website address are (804) 359-9311 and www.universalcorp.com.

Current Developments

Revolving Credit Facility

In February 2006, we determined that certain restructuring and impairment charges, combined with lower than expected operating results for the quarter ended December 31, 2005, and a decrease in committed tobacco inventories caused by shipments during the quarter, caused a covenant breach under our revolving credit agreement and a secured term loan. Waivers of the covenant violation were received from a sufficient number of the banks participating in the revolving credit facility, and no event of default occurred under the agreement. We decided to repay the secured term loan on February 7, 2006, using borrowings under the revolving credit facility. No covenants were breached in any of our other debt obligations. However, unless we obtain another waiver or we amend the revolving credit agreement prior to March 31, 2006, we will be in default thereunder. We are currently working with our bank group and expect to amend our revolving credit agreement to allow greater room under the waived covenant into the next fiscal year. Proceeds from the preferred stock will be used to repay a portion of our borrowings under the revolving credit facility and to repay certain other debt.

Enhancing Shareholder Value

We recently announced that as part of our strategy for enhancing shareholder value, we routinely evaluate alternatives, including acquisitions, divestitures and strategic alliances, in each of our business units. We have received and recently considered an offer for a substantial portion of our non-tobacco operations and have been in discussions on the offer. We will continue to consider such alternatives, which could include the continuation of those discussions. However, there can be no assurance that such discussions will ultimately result in a transaction.

U.S. Foreign Corrupt Practices Act

We also recently announced that as a result of a posting to our Ethics Complaint hotline alleging improper activities involving or related to certain of our tobacco subsidiaries, the Audit Committee of our Board of Directors engaged an outside law firm to conduct an investigation of the alleged activities. That investigation revealed that there have been payments that may have violated the U.S. Foreign Corrupt Practices Act. At this time, the payments involved appear to have approximated $1 million over a five-year period. In addition, the investigation revealed activities in foreign jurisdictions that may have violated the competition laws of such jurisdictions, but we believe those activities did not violate U.S. antitrust laws. We have voluntarily reported these activities to the appropriate U.S. authorities. We have initiated and are continuing to take corrective action.

If the U.S. authorities determine that there have been violations of the Foreign Corrupt Practices Act, or if the U.S. authorities or the authorities in foreign jurisdictions determine there have been violations of other laws, they may seek to impose sanctions on us or our subsidiaries that may include injunctive relief, disgorgement, fines, penalties and modifications to business practices. It is not possible to predict at this time whether the authorities will determine that violations have occurred, and if they do, what sanctions they might seek to impose. It is also not possible to predict how governmental investigations or any resulting sanctions may affect our business, financial condition, results of operations or financial performance, although such sanctions, if imposed, could be material to our results of operations in any quarter. We will continue to cooperate with the authorities in these matters.

Moody’s Downgrade

On March 14, 2006, citing our earnings and cash flow pressures, Moody’s Investors Service downgraded our long-term credit rating from Baa3 to Ba1 and our short-term credit rating from P-3 to Not Prime, assigned a corporate family rating of Ba1, and left our long-term ratings under review for further possible downgrade. The reduction in our credit rating below investment grade may lead to increased interest costs and limit our access to capital markets. Our management communicates regularly with the rating agencies and intends to continue to take actions to improve the company’s financial status.

Tobacco Operations

Since our founding in 1918, we have focused principally on tobacco operations, and for the fiscal year ended March 31, 2005, such operations accounted for 51% of revenues and 77% of segment operating income. For the nine months ended December 31, 2005, such operations accounted for 52% of revenues and 78% of segment operating income, although tobacco segment operating income was lower compared to last year due to continued weakness in South American results from lower operating margins on the poor quality, more-expensive Brazilian crop, as well as a decline in demand for our blended strip products. Our tobacco business includes selecting, buying, shipping, processing, packing, storing and financing of leaf tobacco in tobacco growing countries for sale to, or for the account of, manufacturers of tobacco products throughout the world. We do not manufacture cigarettes or other consumer tobacco products.

We conduct our tobacco business in varying degrees in a number of countries, including Argentina, Belgium, Brazil, Canada, Colombia, the Dominican Republic, France, Germany, Guatemala, Hungary, India, Indonesia, Italy, Malawi, Mexico, Mozambique, the Netherlands, Paraguay, the People’s Republic of China, the Philippines, Poland, Portugal, Russia, Singapore, South Africa, Spain, Switzerland, Tanzania, Uganda, the United Kingdom, the United States, Zambia and Zimbabwe. In addition, Socotab, L.L.C. has oriental tobacco operations in Bulgaria, Greece, Macedonia and Turkey.

We normally operate our processing plants for approximately seven to nine months of the year. During this period, inventories of green tobacco, inventories of redried tobacco and trade accounts receivable normally reach peak levels in succession. Tobacco inventories at December 31, 2005, were $712 million, up $103 million from the level at March 31, 2005, and down $85 million from the level at September 30, 2005. Current liabilities, particularly short-term notes payable to banks, commercial paper and customer advances, are means of financing this expansion of current assets and normally reach their peak during processing periods.

A material part of our tobacco business is dependent upon a few customers. For the year ended March 31, 2005, Altria Group, Inc. and its affiliates accounted for more than 10% of our revenues. The loss of, or substantial reduction in business from, Altria or any other significant customer would have a material adverse effect. We have maintained long-standing relationships with these customers.

Agri-Products Operations

For the fiscal year ended March 31, 2005, our agri-products operations accounted for 23% of our revenues and 5% of segment operating income, and for the nine-month period ended December 31, 2005, accounted for 24% of our revenues and 5% of segment operating income. The agri-products segment reported a loss in the third quarter of fiscal year 2006 due to approximately $12 million in inventory write-downs and losses on firm purchase commitments for almonds and sunflower seeds. Our agri-products business involves selecting, buying, processing, storing, shipping, financing and distributing as well as importing and exporting a number of products, including tea, rubber, sunflower seeds, nuts, dried fruit, and canned and frozen foods. We source products from numerous countries, including Argentina, China, Egypt, Indonesia, Kenya, Malawi, Mexico, Sri Lanka, Thailand, Turkey and the United States.

Lumber and Building Products Operations

We are engaged in the lumber and building products distribution and processing business in the Netherlands and other countries in Europe, and such operations accounted for 26% of revenues and 18% of segment operating income for the fiscal year ended March 31, 2005, and for 24% of revenues and 17% of segment operating income for the nine-month period ended December 31, 2005. Earnings from the lumber and building products distribution segment were lower for the nine-month period ended December 31, 2005, due to ongoing price pressure from do-it-yourself retailers, which negatively affected margins in the retail supply division. This decline was partly offset by improved results in the construction supply division.

Our activities in this segment are conducted through two business units: construction supply and retail supply. The construction supply unit, with its customer base in the Dutch building construction sector, sells a broad range of lumber and related building products through a network of regional outlets. The construction supply unit also includes specialized units that manufacture window frames and prefabricated elements and doors and units that distribute related products. Our construction supply sales for the fiscal year ended March 31, 2005, accounted for about 12% of the market volume for similar products in the Netherlands. This is similar to the market share of its largest competitor in this sector, PontMeyer N.V.

The retail supply unit has a strong customer base in the Benelux. It supplies do-it-yourself retailers, home improvement stores and garden center outlets with a broad range of lumber and related products, including company-manufactured garden timbers and garden houses.

The Offering

Issuer	Universal Corporation

Securities offered	200,000 shares of % Convertible Perpetual Preferred Stock, no par value (220,000 shares if the underwriters exercise in full their option to purchase additional shares of preferred stock).

Liquidation preference	$1,000 per share of preferred stock.

Dividends	Holders of preferred stock will be entitled to receive, when, as and if declared by our board of directors, out of funds legally available therefor, cash dividends at the rate of % per annum of the liquidation preference, payable quarterly on March 15, June 15, September 15 and December 15 of each year commencing June 15, 2006 (each, a “dividend payment date”).

A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the original issuance date of the preferred stock and will end on and exclude the June 15, 2006, dividend payment date. Dividends payable on the preferred stock will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Dividends on the preferred stock are not cumulative. If our board of directors has not declared a dividend before the dividend payment date for any dividend period, then such dividend will not accumulate and holders of the preferred stock will have no right to receive, and we will have no obligation to pay, a dividend for that dividend period on the related dividend payment date or at any future time, whether or not we declare dividends on the preferred stock for any future dividend period.

Subject to certain restrictions, we may pay any dividend on the preferred stock in cash, by delivery of shares of our common stock or through any combination of cash and shares of our common stock.

For so long as the preferred stock remains outstanding, (1) we will not declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any junior stock and (2) neither we nor any of our subsidiaries will, subject to certain exceptions, redeem, purchase or otherwise acquire for consideration junior stock through a sinking fund or otherwise, in each case unless we have paid or set apart funds for the payment of the full dividends with respect to the shares of preferred stock and all parity stock for the latest completed dividend period. These restrictions will continue following any such failure to pay dividends until full dividends on all outstanding shares of the preferred stock and parity stock for four consecutive dividend periods have been declared and paid.

For any dividend period in which dividends are not paid in full upon the preferred stock and any parity stock, all dividends declared for such dividend period with respect to the preferred stock and such parity stock shall be declared on a pro rata basis.

See “Description of the Preferred Stock — Dividends.”

Dividend Payment Restrictions

The Certificate of Designation for the preferred stock prohibits the declaration of dividends on the preferred stock if we fail to meet specified levels of shareholders’ equity and net income. The prohibition is subject to an exception permitting us to declare dividends payable in shares of our common stock or out of the net proceeds of common stock issued by us during the 90 days prior to the date of declaration even if we fail to meet the specified levels of shareholders’ equity and net income.

See “Description of the Preferred Stock — Dividends — Restrictions on Declaration and Payment of Dividends.”

Use of proceeds	We expect to receive approximately $193.6 million in net proceeds from this offering ($213 million if the option to purchase additional preferred stock is exercised in full), after deducting the underwriters’ discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from this offering to repay debt outstanding under our revolving credit facility and to repay certain other debt. See “Use of Proceeds.”

Conversion	The preferred stock is convertible, at the option of the holder, at any time into shares of our common stock at a conversion rate of shares of our common stock per $1,000 liquidation preference of preferred stock, which represents an initial conversion price of approximately $ per share of common stock.

In lieu of delivering shares, we may, at our option, deliver cash to satisfy all or a portion of the conversion value. We intend that, if we elect to settle a portion of these conversions in cash, the cash portion will not exceed the net proceeds to us of sales of shares of certain types of securities having sufficient equity characteristics, in each case that are issued within six months (or, in the case of common stock issued upon the exercise of options, within 12 months) before the conversion.

The conversion rate may be adjusted for certain reasons as described under the caption “Description of Preferred Stock — Adjustments to the Conversion Rate.” If a fundamental change occurs, we will adjust the conversion price as described under “Description of Preferred Stock — Fundamental Change — Make Whole Payment Upon the Occurrence of a Fundamental Change.”

If we declare a distribution consisting exclusively of cash to holders of our common stock (excluding (1) dividends or distributions in connection with our liquidation, dissolution or winding up and (2) any quarterly cash dividend on our shares of common stock to the extent that the aggregate cash dividend per share amount of our common stock in any quarter does not exceed $0.43, which amount we refer to as the “Dividend

Threshold Amount”), the conversion rate will be adjusted by multiplying the applicable conversion rate by the following fraction:

Pre Dividend Stock Price Pre Dividend Stock Price - Dividend Adjustment Amount

“Pre Dividend Stock Price” means the average common stock price for the three consecutive trading days ending on the trading day immediately preceding the “ex date” for such dividend or distribution. “Dividend Adjustment Amount” means the full amount of the dividend or distribution to the extent payable in cash applicable to one common share less the Dividend Threshold Amount. If an adjustment is required to be made as a result of a distribution that is not a quarterly dividend, the dividend threshold amount will be deemed to be zero.

See “Description of Preferred Stock — Adjustments to the Conversion Rate” for additional discussion of adjustments that may be made to the conversion rate.

Mandatory conversion	On or after March 15, 2013 and on or before March 15, 2018, we may, at our option, cause the preferred stock to be automatically converted into that number of shares of common stock that are issuable at the then prevailing conversion rate. We may exercise our conversion right only if, for 20 trading days within any period of 30 consecutive trading days (including the last trading day of such period), the closing price of our common stock exceeds 135% of the then prevailing conversion price of the preferred stock.

In lieu of delivering shares, we may, at our option, deliver cash to satisfy all or a portion of the conversion value. We intend that, if we elect to settle a portion of these conversions in cash, the cash portion will not exceed the net proceeds to us of sales of shares of certain types of securities having sufficient equity characteristics, in each case that are issued within six months (or, in the case of common stock issued upon the exercise of options, within 12 months) before the conversion.

Optional redemption	On or after March 15, 2018, we will have the option from time to time to redeem all or a portion of the outstanding shares of preferred stock. The redemption price will be equal to the liquidation preference and will be paid in cash. We intend that, if we redeem the preferred stock, we will redeem it only to the extent that the aggregate liquidation preference of the preferred stock redeemed is less than the amount, if any, of the net proceeds to us of sales of shares of certain types of securities having sufficient equity characteristics, in each case that are issued within six months (or, in the case of common stock issued upon the exercise of options, within 12 months) before the redemption.

Fundamental change	If a fundamental change (as described under “Description of Preferred Stock — Fundamental Change — A Fundamental Change Requires Us to Redeem Shares of Preferred Stock at the Option

of the Holder”) occurs prior to March 15, 2018, each holder of shares of preferred stock will, subject to legally available funds, have the right to require us to redeem any or all of its shares at a redemption price equal to 100% of the liquidation preference. We may, subject to legally available funds, choose to pay the redemption price in cash, shares of common stock, or a combination thereof. Holders will have no other right to require us to redeem the preferred stock at any time. Our ability to redeem all or a portion of the preferred stock for cash is subject to our obligation to repay or repurchase any outstanding debt that may be required to be repaid or repurchased in connection with a fundamental change and to any contractual restrictions contained in the terms of any indebtedness that we have outstanding at that time. If a fundamental change occurs at a time when we are prohibited from redeeming shares of preferred stock for cash, we could seek the consent of our lenders to redeem the preferred stock or attempt to refinance the debt containing such prohibition. If, following a fundamental change, we are prohibited from paying the redemption price of the preferred stock in cash under the terms of any indebtedness or by applicable law, we will, if permitted under the terms of such indebtedness and applicable law, elect to pay the redemption price of the preferred stock in shares of common stock or, in the case of a merger in which we are not the surviving corporation, common stock of the surviving corporation or its direct or indirect parent corporation.

In addition, holders of shares of preferred stock shall not have the right to require us to repurchase shares of preferred stock upon a fundamental change (1) unless such purchase complies with our indentures and credit facilities and (2) unless and until our board of directors has approved such fundamental change or elected to take a neutral position with respect to such fundamental change.

Voting rights	Holders of preferred stock will not have any voting rights except as set forth below or as otherwise from time to time required by law. Whenever (1) dividends on the preferred stock or any other class or series of stock ranking on a parity with the preferred stock with respect to the payment of dividends shall have not been declared and paid for the equivalent of any four dividend periods, whether or not consecutive, or (2) we fail to pay the redemption price on the date shares of preferred stock are called for redemption (whether the redemption is pursuant to the optional redemption provisions or the redemption is in connection with a fundamental change) then, immediately prior to the next annual meeting of shareholders or special meeting of shareholders called by holders of the preferred stock, the total number of directors constituting the entire board will automatically be increased by two and, in each case, the holders of preferred stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of such directors at the next annual meeting of stockholders or special meeting of shareholders called by holders of the preferred stock and at each subsequent meeting until dividends on the preferred stock shall have been fully paid for at least four consecutive dividend periods. Directors elected by the holders of the preferred stock shall not be divided into classes of the board of directors and the term of office of all directors elected by the holders of preferred stock will terminate immediately upon the termination of the right of the holders of preferred stock to vote for directors and upon such termination the total number of directors constituting the entire board will automatically be reduced by two.

The affirmative consent of holders of at least 66 2/3% of the outstanding preferred stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be required for the issuance of any class or series of stock (or security convertible into such stock) ranking senior to the preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution and for amendments to our certificate of incorporation that would affect adversely the rights of holders of the preferred stock.

Holders of shares of preferred stock will have one vote for each share of preferred stock held.

Ranking	The preferred stock will be, with respect to dividend rights and rights upon liquidation, winding up or dissolution:

•      junior to all our existing and future debt obligations;

•      junior to “senior stock,” which is all classes or series of our capital stock, other than (1) our common stock and any other class or series of our capital stock the terms of which provide that such class or series will rank junior to the preferred stock and (2) any other class or series of our capital stock the terms of which provide that such class or series will rank on a parity with the preferred stock;

• on a parity with “parity stock,” which is any class or series of our capital stock that has terms which provide that such class or series will rank on a parity with the preferred stock;

• senior to “junior stock,” which is our common stock and each class or series of our capital stock that has terms which provide that such class or series will rank junior to the preferred stock; and

• effectively junior to all of our subsidiaries’ (1) existing and future liabilities and (2) capital stock held by others.

Absence of a public market for the preferred stock	The shares of preferred stock are new securities for which there is currently no public market. We cannot assure you that any active or liquid market will develop for the preferred stock.

Trading	We have not applied and do not intend to apply for the listing of the preferred stock on any national securities exchange or for their inclusion in any automated quotation system.

NYSE symbol for our common stock	Our common stock is traded on the New York Stock Exchange under the symbol “UVV.”

For further information regarding the preferred stock, including, among other things, more complete descriptions of our dividend obligations, the conversion of the preferred stock, and the anti-dilution adjustments and voting rights applicable to the preferred stock, please see “Description of Preferred Stock.”

RISK FACTORS

The foregoing discussion contains certain forward-looking statements. The following important factors, and those set forth in our annual report on Form 10-K for the fiscal year ended March 31, 2005, among other things, in some cases have affected, and in the future could affect, our actual results and could cause our actual results for a fiscal year and any interim period to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Universal. You should read these risk factors in conjunction with the risk factors under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Factors That May Affect Future Results” in our annual report on Form 10-K for the fiscal year ended March 31, 2005, incorporated herein.

Risks Related to the Preferred Stock

The preferred stock will rank junior to all of our existing and future debt obligations and will not limit our ability to incur future indebtedness that will rank senior to or equally with the preferred stock.

The preferred stock ranks junior to all of our existing and future debt obligations. In the event of our bankruptcy, liquidation or winding-up, our assets will be available to pay obligations on the preferred stock, including the redemption of your shares of the preferred stock for cash upon a fundamental change, only after all our indebtedness and other liabilities have been paid. The preferred stock will also rank junior to our “senior stock” and pari passu with our “parity stock,” as those terms are defined under “Description of Preferred Stock—Ranking.”

In addition, the preferred stock will effectively rank junior to all existing and future liabilities of our subsidiaries and any capital stock of our subsidiaries held by others. The rights of holders of the preferred stock to participate in the distribution of assets of our subsidiaries will rank junior to the claims of that subsidiary’s creditors and any such other equity holders. Consequently, if we are forced to liquidate our assets to pay our creditors, we may not have sufficient assets remaining to pay amounts due on any or all of the preferred stock then outstanding. We and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the preferred stock and the terms of the preferred stock will not limit the amount of such debt or other obligations that we may incur.

We may issue additional series of preferred stock that would rank equally to the preferred stock as to dividend payments and liquidation preference. The issuances of other series of preferred stock could have the effect of reducing the amounts available to the preferred stock in the event of our liquidation. It may also reduce dividend payments on the preferred stock if we do not have sufficient funds to pay dividends on all outstanding preferred stock and outstanding parity stock.

We may not be able to pay the redemption price of the preferred stock in cash upon a fundamental change.

In the event of a fundamental change, you will have the right to require us to redeem any or all of your shares of preferred stock. We may, subject to legally available funds, choose to pay the redemption price in cash, shares of common stock, or a combination thereof. Our ability to redeem shares of preferred stock upon the occurrence of a fundamental change is subject to important limitations. Because we are a holding company, our ability to redeem the preferred stock for cash may be limited by restrictions on our ability to obtain funds for such redemption through dividends from our subsidiaries and the terms of our current and then-existing borrowing agreements. Our ability to redeem the preferred stock is also subject to restrictions under Virginia law. If a fundamental change were to occur, we may not have sufficient legally available funds to pay the redemption price in cash for all tendered shares of preferred stock. In addition, holders of shares of preferred stock shall not have the right to require us to repurchase shares of preferred stock upon a fundamental change (1) unless such purchase complies with our indentures and credit facilities and (2) unless and until our board of directors has approved or elected to take a neutral position with respect to such fundamental change. Our current revolving credit facilities do, and any future credit agreements or other agreements relating to our indebtedness may, contain provisions prohibiting the redemption of the preferred stock under certain circumstances, or expressly prohibit our redemption of the preferred stock upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from redeeming shares of preferred stock for cash, we could seek the consent of our lenders to redeem the preferred stock or attempt to refinance this debt. If we do not obtain such consent, we would not be permitted to redeem the preferred stock for cash.

We may be prevented from paying dividends on shares of the preferred stock.

Our current credit facilities do, and any future credit agreements or other agreements relating to our indebtedness may, contain provisions prohibiting the payment of dividends on the shares of preferred stock under certain circumstances. Even if the terms of the instruments governing our indebtedness allow us to pay cash dividends, we can only make dividend payments from legally available funds, as determined by our board of directors, and such funds may not be available to pay cash dividends to you. Dividends on the preferred stock will only be paid when, as and if declared by our board of directors. The board of directors may elect not to declare dividends on the preferred stock. In addition, to maintain our credit ratings, we may be limited in our ability to pay dividends so that we can maintain an appropriate level of debt.

Dividends on the preferred stock are non-cumulative.

Dividends on the preferred stock are non-cumulative. Consequently, if our board of directors does not authorize and declare a dividend for any dividend period, holders of the preferred stock would not be entitled to receive any such dividend, and such unpaid dividend will cease to accrue and be payable. We will have no obligation to pay dividends accrued for a dividend period after the dividend payment date for such period if our board of directors has not declared such dividend before the related dividend payment date, whether or not dividends are declared for any subsequent dividend period with respect to the preferred stock or any other preferred stock we may issue.

Our ability to declare and pay dividends on the preferred stock will be limited if we fail to achieve specified net income and shareholders’ equity levels.

We are prohibited from declaring or paying dividends on the preferred stock if we fail to meet specified levels of shareholders’ equity and net income. The prohibition is subject to an exception permitting us to declare dividends payable in shares of our common stock or out of the net proceeds of common stock issued by us during the 90 days prior to the date of declaration even if we fail to meet the specified levels of shareholders’ equity and net income. If we fail to satisfy this test on any dividend declaration date, the restrictions on dividends will continue until we are able again to satisfy the test on a dividend declaration date. See “Description of Preferred Stock — Dividends — Restrictions on Declaration and Payment of Dividends” for more information on these restrictions.

We are a holding company and, as a result, rely on the receipt of funds from our operating subsidiaries in order to meet our cash needs.

We are a holding company and our principal assets consist of the shares of capital stock or other equity instruments of our operating subsidiaries. As a holding company without independent means of generating operating revenues, we depend on dividends, distributions, loans and other payments from our subsidiaries to fund our obligations and meet our cash needs. The payment of these dividends, distributions and other payments from our operating subsidiaries to us may be subject to regulatory or contractual restrictions. We cannot assure you that the operating results of our operating subsidiaries at any given time will be sufficient to make distributions to us to allow us to make payments on the preferred stock.

An active trading market for the preferred stock may not develop, and you may be unable to resell your shares of preferred stock at or above the purchase price.

No trading market for the preferred stock currently exists, and we have not applied and do not intend to apply for the listing of the preferred stock on any securities exchange or for the inclusion of the preferred stock in any automated quotation system. Consequently, a liquid trading market for the preferred stock may not develop, and the market price of the preferred stock may be volatile. As a result, you may be unable to sell your shares of preferred stock at a price equal to or greater than that which you paid, if at all.

If you convert your shares of preferred stock into shares of common stock immediately after this offering, you will experience dilution.

If you convert your shares of preferred stock into shares of common stock immediately after this offering, you will experience dilution, because the per-share conversion price of the preferred stock will be higher than the net tangible book value per share of the outstanding common stock. In addition, you will also experience dilution when and if we issue additional shares of common stock, which we may be required to issue pursuant to options, warrants, our stock option plan or other employee or director compensation plans.

The conversion rate of the preferred stock may not be adjusted for all dilutive events, which may adversely affect the trading price of the preferred stock.

The conversion rate of the preferred stock is subject to adjustment for certain events. However, the conversion rate will not be adjusted for other events that may adversely affect the trading price of the preferred stock or the common stock. An event that adversely affects the value of the preferred stock may occur, and that event may not result in an adjustment to the conversion rate.

The price of our common stock, and therefore of the preferred stock, may fluctuate significantly, which may make it difficult for you to resell the preferred stock, or common stock issuable upon conversion or redemption of the preferred stock, when you wish to resell or at prices you find attractive.

The price of our common stock on the New York Stock Exchange constantly changes. We expect that the market price of our common stock will continue to fluctuate. Because the preferred stock is convertible into our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the preferred stock. Holders who have received common stock upon conversion or redemption will also be subject to the risk of volatility and depressed prices.

Our stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	our inability to raise additional capital;

•	sales of common stock by us or members of our management team;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors; and

•	our dividend policy.

The price of our common stock could be affected by possible sales of our common stock by investors who view the preferred stock as a more attractive means of equity participation and by hedging or arbitrage activity that may develop involving our common stock. The arbitrage could, in turn, affect the trading prices of the preferred stock.

In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

The additional shares of our common stock payable on our preferred stock in connection with a fundamental change may not adequately compensate you for the lost option time value of your shares of our preferred stock as a result of such fundamental change.

If a fundamental change occurs on or prior to March 15, 2018, we will, in certain circumstances, increase the conversion rate of our preferred stock by a number of additional shares of common stock. The number of additional shares of our common stock will be determined based on the date on which the fundamental change becomes effective and the price of our common stock as described under “Description of Preferred Stock—Fundamental Change—Make Whole Payment Upon the Occurrence of a Fundamental Change.” While the increase in the conversion rate upon conversion is designed to compensate you for the lost option time value of your shares of preferred stock as a result of the fundamental change, the increase is only an approximation of this lost value

and may not adequately compensate you for your loss. If the stock price is less than $             per share or above $             per share, there will be no increase in the conversion rate. In addition, in the event of a “public acquirer fundamental change,” as such term is defined under “Description of Preferred Stock—Fundamental Change—Make Whole Payment Upon the Occurrence of a Fundamental Change,” we may elect to adjust the conversion rate and the related conversion obligation rather than increase the conversion rate by a number of additional shares as described above. If we make such an election, you may not be adequately compensated for the lost option time value of your shares of preferred stock, even in circumstances under which the adjustment described above would have otherwise provided adequate compensation.

Future issuances of preferred or cumulative preferred stock may adversely affect the market price for our common stock, or adversely affect the rights of holders of the preferred stock.

Additional issuances and sales of preferred or cumulative preferred stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at a time and price favorable to us. Our future issuance of any series of preferred or cumulative preferred stock could therefore effectively diminish or supersede dividends on, and the liquidation preference and voting rights of, the preferred stock we are offering hereby.

If you hold preferred stock, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock if you convert your preferred stock into common stock or your preferred stock is redeemed for common stock.

If you hold preferred stock, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock, other than extraordinary dividends that our board of directors designates as payable to the holders of the preferred stock), but if you convert your preferred stock into common stock or your preferred stock is redeemed for common stock as a result of a fundamental change, you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion or redemption of your preferred stock and, to a limited extent, under the conversion rate adjustments applicable to the preferred stock. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers or rights of our common stock that result from such amendment.

We may not have sufficient earnings and profits for distributions on the preferred stock to be treated as dividends.

The dividends paid by us may exceed our current and accumulated earnings and profits, as calculated for U.S. federal income tax purposes. This could result in the amount of the dividends that exceeds such earnings and profits being treated first as a return of capital to the extent of the holder’s adjusted tax basis in the preferred stock, and the excess as capital gain. Such treatment will generally be unfavorable for corporate holders and may also be unfavorable to certain other holders. See “Certain United States Federal Income Tax Consequences.”

Our corporate documents and Virginia law contain provisions that could discourage, delay or prevent a change in control of our company even if some stockholders might consider such a development favorable, which may adversely affect the price of our common stock, or deprive you of an opportunity to obtain a takeover premium for shares of our common stock.

Provisions in our restated articles of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our restated articles of incorporation provide that, in the event holders of common stock are entitled to vote on certain transactions, including certain mergers or sales, a supermajority of at least 80% of all the votes that the holders of common stock are entitled to cast thereon are required for the approval. Such provisions may have the effect of discouraging certain unsolicited offers for our capital stock or depriving our stockholders of an opportunity to sell their shares at a premium over market prices. We are also subject to the anti-takeover provisions of the Virginia Stock Corporation Act.

Further, upon any change in control, the lenders under our revolving credit facility will have the right to require us to repay all of our outstanding obligations under the facility.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We caution readers that any statements contained herein regarding earnings and expectations for our performance are forward-looking statements based upon management’s current knowledge and assumptions about future events, including anticipated levels of demand for and supply of our products and services; costs incurred in providing these products and services; timing of shipments to customers; changes in market structure; and general economic, political, market and weather conditions. Lumber and building products earnings are also affected by changes in exchange rates between the U.S. dollar and the euro. Actual results, therefore, could vary from those expected. A further list and description of these risks, uncertainties and other factors can be found under the heading “Risk Factors” above and in our Annual Report on Form 10-K for the fiscal year ended March 31, 2005 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors That May Affect Future Results,” which is incorporated by reference herein. We do not intend to update these forward-looking statements after the completion of this offering.

USE OF PROCEEDS

We expect to receive approximately $193.6 million in net proceeds from this offering ($213 million, if the option to purchase additional preferred stock is exercised in full), after deducting the underwriters’ discounts and commissions and our estimated offering expenses. We intend to use the proceeds from this offering to repay outstanding debt under our revolving credit facility and two demand notes. On the portion of the revolving credit facility that will be repaid, the current interest rate is 6.45%, and the maturity date is January 7, 2010. The current interest rate on the two demand notes is 5.17%. As of March 14, 2006, we have outstanding borrowings under our revolving credit facility in the amount of $266.8 million, of which approximately $170 million was borrowed to repay the current portion of long-term debt during the fourth quarter of the fiscal year ending March 31, 2006.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “UVV.” The following table sets forth the high and low closing prices per share of the common stock on the NYSE Composite Tape, based upon published financial sources, and the dividends declared on each share of common stock for the quarter indicated.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal year ending March 31, 2006 (through March 14, 2006)
Cash dividends declared		$0.42	$0.42	$0.43	$0.43[1]
Market price range	High	48.03	47.70	43.99	48.21
	Low	43.08	38.83	36.31	38.13
Fiscal year ended March 31, 2005
Cash dividends declared		$0.39	$0.39	$0.42	$0.42
Market price range	High	53.01	50.14	49.80	50.57
	Low	46.20	42.25	43.31	45.77
Fiscal year ended March 31, 2004
Cash dividends declared		$0.36	$0.39	$0.39	N/A2
Market price range	High	43.85	44.28	52.32	N/A
	Low	41.20	40.78	44.41	N/A
Fiscal year ended June 30, 2003
Cash dividends declared		$0.34	$0.36	$0.36	$0.36
Market price range	High	39.23	37.52	39.28	43.01
	Low	31.81	32.85	35.40	37.69

Notes:

1.	Declared February 7, 2006.
2.	We changed our fiscal year end to March 31 effective March 31, 2004. Fiscal year 2005 covers the twelve-month period from April 1, 2004, through March 31, 2005. Fiscal year 2004 covers the nine-month transition year from July 1, 2003, through March 31, 2004. Results for prior fiscal years cover the twelve-month period from July 1 to June 30.

DIVIDEND POLICY

Our current dividend policy anticipates the payment of quarterly dividends in the future. However, the declaration and payment of dividends to holders of common stock is at the discretion of the Board of Directors and will be dependent upon our future earnings, financial condition, and capital requirements. Under certain of our credit facilities, we must meet financial covenants relating to minimum tangible net worth and maximum levels of debt. If we were not in compliance with these financial covenants, they would restrict our ability to pay dividends. See also the discussion of our credit facilities under “Summary—Universal Corporation—Current Developments.” As of March 1, 2006, there were 1,965 holders of record of our common stock.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2005, based on amounts reported in our quarterly report on Form 10-Q for the quarter ended December 31, 2005:

•	on an actual basis; and

•	on an as adjusted basis to reflect (1) the sale of the preferred stock (assuming the underwriters’ over-allotment is not exercised) and the application of the proceeds therefrom to repay outstanding debt under our revolving credit facility and two demand notes (each of which is classified as notes payable) as described in “Use of Proceeds” and (2) the payment of the current portion of long-term debt during February 2006 using borrowings under the revolving credit facility, which is classified as notes payable.

You should read this table in conjunction with “Use of Proceeds” as well as our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, incorporated by reference into this prospectus supplement from our annual report on Form 10-K for the fiscal year ended March 31, 2005, and our quarterly report on Form 10-Q for the quarter ended December 31, 2005.

	As of December 31, 2005
	Actual	As adjusted
	(dollars in millions)
Notes payable	$454.8	$430.6
Current portion of long-term debt	169.4	0.0
Long-term debt	771.8	771.8

Total debt	1,396.0	1,202.4

Minority interest	32.5	32.5

Stockholders’ equity:
Convertible preferred stock	—	193.6
Common stock	118.9	118.9
Retained earnings	733.8	733.8
Accumulated other comprehensive loss	(44.5)	(44.5)

Total stockholders’ equity	808.2	1,001.8

Total capitalization	$2,236.7	$2,236.7

DESCRIPTION OF PREFERRED STOCK

The terms of the preferred stock are contained in a certificate of designation that will amend our articles of incorporation. You may request a copy of the certificate of designation by writing or telephoning us at: Universal Corporation, 1501 North Hamilton Street, Richmond, Virginia 23230; (804) 359-9311; Attention: Corporate Secretary.

The following description is a summary of the material provisions of the preferred stock and the certificate of designation. It does not purport to be complete. We refer you to the provisions of the certificate of designation, including the definitions of terms used in the certificate of designation, a copy of which is available from us at the address or telephone number set forth above. We urge you to read the certificate of designation because it, and not this description, defines your rights as a holder of shares of preferred stock.

As used in this “Description of Preferred Stock” section, references to “Universal,” “we,” “our” or “us” refer solely to Universal Corporation and not to our subsidiaries.

General

We are authorized to issue 75,000 shares of 8% Cumulative Preferred Stock, $100 par value, and 5,000,000 shares of Additional Preferred Stock, without par value. Under our articles of incorporation, the board of directors, without shareholder approval, is authorized to issue shares of Additional Preferred Stock in one or more series. The creation and issuance of any series of preferred stock and the relative rights and preferences of any such series will be determined in the judgment of the board of directors and pursuant to our articles of incorporation.

Upon consummation of this offering, we will issue 200,000 shares, or up to 220,000 shares if the underwriters exercise in full their option to purchase additional shares, of our convertible perpetual preferred stock, no par value and $1,000 liquidation preference per share. When issued against the consideration therefor, the shares of preferred stock will be validly issued, fully paid and nonassessable.

The holders of the shares of preferred stock will have no preemptive rights or preferential rights to purchase or subscribe for stock, obligations, warrants or any other of our securities.

Ranking

The preferred stock, with respect to dividend rights and upon liquidation, winding up and dissolution, ranks:

•	junior to all our existing and future debt obligations;

•	junior to “senior stock,” which is all classes or series of our capital stock, other than (1) our common stock and any other class or series of our capital stock the terms of which provide that such class or series will rank junior to the preferred stock and (2) any other class or series of our capital stock the terms of which provide that such class or series will rank on a parity with the preferred stock;

•	on parity with “parity stock,” which is any class or series of our capital stock that has terms which provide that such class or series will rank on a parity with the preferred stock;

•	senior to “junior stock,” which is our common stock and each class or series of our capital stock that has terms which provide that such class or series will rank junior to the preferred stock; and

•	effectively junior to all of our subsidiaries’ (1) existing and future liabilities and (2) capital stock held by others.

The term “senior stock” includes warrants, rights, calls or options exercisable for or convertible into that type of stock. Any other class or series of our preferred stock that would otherwise be considered parity stock will not be deemed to be senior stock solely because such other class or series of preferred stock does not include the limitation on payment of dividends described in “Restrictions on Declaration and Payment of Dividends.”

We currently have no shares of parity stock or senior stock outstanding.

Dividends

Dividends on the preferred stock will be payable, on a non-cumulative basis, in cash, common stock or a combination of cash and common stock, when, as and if declared by our board of directors out of funds legally available for the payment of dividends at the annual rate of         % of the $1,000 liquidation preference per share of preferred stock with respect to the dividend period, or portion thereof, ending on the day preceding the respective dividend payment date. We will pay dividends when, as and if declared by our board of directors out of funds legally available for the payment of dividends on the preferred stock quarterly on March 15, June 15, September 15 and December 15 of each year, commencing on June 15, 2006 (each, a “dividend payment date”). If any dividend payment date is not a business day (as defined below), then dividends will be payable on the first business day following such dividend payment date, without accrual to the actual dividend payment date.

A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the original issuance date of the preferred stock and will end on and exclude the June 15, 2006, dividend payment date. Dividends payable on the preferred stock will be computed on the basis of a 360-day year consisting of twelve 30-day months, and for any period other than a full dividend period will be computed on the basis of the actual number of days elapsed during the period.

We will pay dividends on the preferred stock to record holders as they appear on our register at 5:00 p.m. (New York City time) on the immediately preceding March 1, June 1, September 1 and December 1 (each, a “dividend record date”). These dividend record dates will apply regardless of whether a particular dividend record date is a business day.

Dividends on the preferred stock will not be cumulative. Accordingly, if for any reason our board of directors does not declare a dividend on the preferred stock payable in respect of any dividend period, such dividend will not accumulate and holders of the preferred stock will have no right to receive, and we will have no obligation to pay, a dividend for that dividend period on the related dividend payment date or at any future time, whether or not we declare dividends on the preferred stock for any future dividend period.

The preferred stock will rank senior to our junior stock (including our common stock) with respect to the payment of dividends. As a result, unless the full dividends for the most recently ended dividend period on all outstanding shares of the preferred stock and parity stock have been declared and paid (or declared and a sum (or, if elected, common stock) sufficient for the payment thereof has been set aside):

•	we cannot declare or pay a dividend (or declare and set aside a sum sufficient for the payment thereof) on our junior stock, including our common stock; and

•	we cannot purchase, redeem or otherwise acquire for consideration, directly or indirectly, any junior stock (other than as a result of a reclassification of junior stock for or into other junior stock or the exchange or conversion of one share of junior stock for or into another share of junior stock).

These restrictions will continue following any such failure to pay dividends until full dividends on all outstanding shares of the preferred stock and parity stock for four consecutive dividend periods have been declared and paid (or declared and a sum (or, if elected, common stock) sufficient for the payment thereof has been set aside for payment).

For any dividend period in which dividends are not paid in full upon the preferred stock, all dividends declared for such dividend period with respect to the preferred stock and other parity stock shall be declared pro rata based on the respective aggregate liquidation preferences of such securities.

“Business day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City generally are authorized or obligated by law or executive order to close.

Method of Payment of Dividends

Subject to certain restrictions, we may pay any dividend on the preferred stock:

•	in cash;

•	by delivery of our common stock; or

•	through any combination of cash and our common stock.

We will make each dividend payment on the preferred stock in cash, except to the extent we elect to make all or any portion of such payment in our common stock. We will give the holders of the preferred stock notice of any such election and the portion of such payment that will be made in cash and the portion that will be made in common stock 10 trading days prior to the dividend record date for such dividend payment.

If we elect to make any dividend payment, or any portion thereof, in our common stock, such shares of common stock shall be valued for such purpose at 97% of the average volume weighted average price (as defined under “—Certain Definitions”) of our common stock for a period of five consecutive trading days (as defined under “—Certain Definitions”) ending on the third trading day immediately prior to the dividend payment date for such dividend; provided, however, that we have a sufficient number of authorized shares of common stock.

No fractional shares of common stock will be delivered to the holders of the preferred stock. We will deliver cash in lieu of any fractional shares of common stock based on the value of the common stock determined pursuant to the preceding paragraph.

Notwithstanding the above, we will not pay any portion of a dividend on the preferred stock by delivery of common stock unless, prior to 5:00 p.m. (New York City time) on the business day immediately preceding the dividend payment date, the common stock to be delivered as payment therefor:

•	is freely transferable by the recipient without further action on its behalf, other than by reason of the fact that such recipient is our affiliate;

•	has been qualified or registered under applicable state securities laws, if required; and

•	has been approved for listing on the NYSE (or if our common stock is not listed on the NYSE, on the principal other U.S. national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a U.S. national or regional securities exchange, on the Nasdaq National Market) (collectively, the “Common Stock Settlement Conditions”).

Restrictions on Declaration and Payment of Dividends

We are prohibited from declaring dividends payable in cash for payment on the preferred stock on any dividend payment date (commencing with the December 15, 2006, dividend payment date) in an aggregate amount exceeding the New Common Equity Amount, if on that declaration date:

1. the Total Shareholders’ Equity Amount was less than $585 million based on the financial statements for the fiscal quarter ended prior to the most recently completed quarter prior to such dividend payment date; and

2. for each of the two most recently completed quarterly periods ending prior to the most recently completed quarter prior to such dividend payment date, the Consolidated Net Income Amount was less than or equal to $0.

If we fail to satisfy the above test for any dividend payment date, the restrictions on dividends will continue until we are able again to satisfy the test for a dividend payment date. The above test will not restrict our ability to pay dividends in shares of our common stock.

For purposes of this test:

•	our Total Shareholders’ Equity Amount as of December 31, 2005, was $808.2 million; and

•	for the quarters ended on December 31, 2005, and September 30, 2005, our Consolidated Net Income Amounts were a loss of $5.7 million and income of $26.5 million, respectively.

Although the foregoing tests would not restrict our board of directors from declaring dividends on the preferred stock currently, there can be no assurance that future financial results will not result in these tests restricting the declaration of dividends payable in cash.

As used in this section:

“Consolidated Net Income Amount” means, for any quarter, our consolidated net income before extraordinary items, changes in accounting principles and discontinued operations (all as determined in accordance with GAAP) for such quarter.

“GAAP” means, at any date or for any period, U.S. generally accepted accounting principles as in effect on such date or for such period.

“New Common Equity Amount” means, at any date, the net proceeds (after underwriters’ or placement agents’ fees, commissions or discounts and other fees relating to the issuances) received by us from new issuances of our common stock (whether in one or more public offerings registered under the Securities Act or private placements or other transactions exempt from registration under the Securities Act) during the period commencing on the 90th day prior to such date, and which are designated by our board of directors at or before the time of issuance as available to pay dividends on the preferred stock, less the aggregate amount of dividends and distributions on, and redemptions and repurchases of, junior stock during the period commencing on the 90th day prior to such date.

“Securities Act” means the Securities Act of 1933, as amended.

“Total Shareholders’ Equity Amount” means, as of any quarter end, our shareholders’ equity (determined in accordance with GAAP and in any event including the proceeds of this offering of preferred stock), as reflected on our consolidated balance sheet as of such quarter end.

By not later than the 10th trading day prior to each dividend record date for which dividends are being suspended because we have failed the test set forth above and we are not (1) electing to pay dividends in shares of our common stock or (2) able to pay dividends out of the New Common Equity Amount, we will give notice of such suspension by first class mail, postage prepaid, addressed to the holders of record of the preferred stock, and will file a copy of such notice on Form 8-K with the Securities and Exchange Commission.

In order to give effect to the foregoing, the terms of the preferred stock prohibit our board of directors or any committee of the board from declaring dividends on the preferred stock on a date that is (i) more than 60 days prior to the related dividend payment date or (ii) earlier than the date on which our financial statements for the most recently completed quarter prior to the most recently completed quarter immediately preceding the related dividend payment date have been filed with or furnished to the Securities and Exchange Commission — for example, on a Form 10-K, 10-Q or 8-K — or have otherwise been made publicly available. The limitation in clause (ii) of the preceding sentence is subject to the exception that if the board of directors determines to delay filing our financial statements with the Securities and Exchange Commission to a date later than the date on which, under the Securities and Exchange Commission’s rules, we would normally be required to file such financial statements, for example because of concerns over the accuracy of such financial statements or their compliance with GAAP, then the board of directors or a committee of the board will be permitted to determine the ability of the board of directors or a committee of the board to declare dividends under the test outlined above based upon our financial statements as most recently filed with the Securities and Exchange Commission or otherwise made publicly available.

Conversion Rights

Holders of the preferred stock may, at any time, convert shares of preferred stock into fully paid and nonassessable shares of our common stock initially at a conversion rate of              shares of common stock per $1,000 liquidation preference of preferred stock, subject to adjustments as described below. This represents an initial conversion price of approximately $              per share of common stock.

Upon conversion, we may choose to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock, as described below. We intend that, if we elect to settle a portion of these conversions in cash, the cash portion will not exceed the net proceeds to us of sales of shares of certain types of securities having sufficient equity characteristics, in each case that are issued within six months (or, in the case of common stock issued upon the exercise of options, within 12 months) before the conversion.

A holder of shares of the preferred stock may convert any or all of those shares by surrendering to us at our principal office or at the office of the conversion agent, as may be designated by our board of directors, the certificate or certificates for those shares of the preferred stock accompanied by a written conversion notice stating that the holder elects to convert all or a specified whole number of those shares in accordance with the provisions described in this prospectus supplement and specifying the name or names in which the holder wishes the certificate or certificates for shares of common stock to be issued. In case the notice specifies a name or names other than that of the holder, the notice will be accompanied by payment of all transfer taxes payable upon the issuance of shares of common stock in that name or names. Other than those taxes, we will pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of shares of common stock upon conversion of shares of the preferred stock.

If we choose to satisfy all or any portion of our conversion obligation in cash, we will notify you of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the date that is two business days following receipt of your notice of conversion (the “cash settlement notice period”). If we timely elect to pay cash for any portion of the shares of common stock otherwise issuable to you, you may retract the conversion notice at any time during the two business day period beginning on the day after the final day of the cash settlement notice period (the “conversion retraction period”). No such retraction can be made (and a conversion notice shall be irrevocable) if we do not elect to deliver cash in lieu of shares (other than cash in lieu of fractional shares). If the conversion notice has not been retracted, settlement (in cash and/or shares) will occur on the business day following the final day of the ten-trading-day period beginning on the day after the final day of the conversion retraction period (the “cash settlement averaging period”). Settlement amounts will be calculated as follows:

•	If we elect to satisfy the entire conversion obligation in shares of common stock, we will deliver to you a number of shares of common stock equal to (1) the number of shares of preferred stock to be converted multiplied by (2) the conversion rate.

•	If we elect to satisfy the entire conversion obligation in cash, we will deliver to you cash in an amount equal to the product of: (x) a number equal to (1) the number of shares of preferred stock to be converted multiplied by (2) the conversion rate; and (y) the average volume weighted average price of our common stock during the cash settlement averaging period.

•	If we elect to satisfy a fixed portion other than 100% of the conversion obligation in cash, we will deliver to you such cash amount (the “cash amount”) and a number of shares of common stock equal to the greater of (1) zero and (2) the excess, if any, of (A) the number of shares of common stock equal to (i) the number of shares of preferred stock to be converted multiplied by (ii) the conversion rate over (B) the number of shares of common stock equal to the sum, for each day of the cash settlement averaging period, of (x) 10% of the cash amount, divided by (y) the volume-weighted average price of our common stock on such day.

In the case that any portion of the conversion obligation will be satisfied with common stock, as promptly as practicable after the surrender of a certificate or certificates of preferred stock and the receipt of the notice relating to the conversion and payment of all required transfer taxes, if any, or the demonstration to our satisfaction that those taxes have been paid, we will deliver or cause to be delivered (1) certificates representing the whole number of validly issued, fully paid and nonassessable shares of our common stock to which the holder, or the holder’s transferee, of shares of the preferred stock being converted will be entitled and (2) if less than the full number of shares of preferred stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares of preferred stock evidenced by the surrendered certificate or certificates less the number of shares being converted, along with cash payment for any fractional shares.

This conversion will be deemed to have been made at the close of business on the date of the last of the giving of the notice of conversion, the receipt of payment of all required transfer taxes, if any, and of surrendering the certificate or certificates representing the shares of preferred stock to be converted so that the rights of the holder thereof as to the shares being converted will cease except for the right to receive shares of common stock or cash, and the person entitled to receive any such shares of common stock will be treated for all purposes as having become the record holder of those shares of common stock at that time.

In lieu of the foregoing procedures, if the preferred stock is held in global form, you must comply with The Depository Trust Company (“DTC”) procedures to convert your beneficial interest in preferred stock.

Holders of shares of preferred stock who convert their shares into our common stock will not be entitled to, nor will the conversion rate be adjusted for, any declared and unpaid dividends. Accordingly, shares of preferred stock surrendered for conversion after the close of business on any record date for the payment of dividends declared and before the opening of business on the dividend payment date relating to that record date must be accompanied by a payment in cash of an amount equal to the dividend payable in respect of those shares of preferred stock for the dividend period in which the shares are converted. A holder of shares of preferred stock on a dividend payment record date who converts such shares into shares of our common stock on the corresponding dividend payment date will be entitled to receive the dividend payable on such shares of preferred stock on such dividend payment date, and the converting holder need not include payment of the amount of such dividend upon surrender of shares of preferred stock for conversion.

Notwithstanding the preceding paragraph, if (1) shares of preferred stock are converted during the period between the close of business on any dividend payment record date and the opening of business on the corresponding dividend payment date, in each case with respect to which a dividend has been declared and (2) we have called such shares of preferred stock for redemption during such period, then the holder who so tenders such shares for conversion will receive the dividend payable on such dividend payment date and need not include payment of the amount of such dividend upon surrender of shares of preferred stock for conversion.

In case any shares of preferred stock are to be redeemed, the right to convert those shares of the preferred stock will terminate at 5:00 p.m., New York City time, on the business day immediately preceding the date fixed for redemption unless we default in the payment of the redemption price of those shares.

In connection with the conversion of any shares of preferred stock, no fractional shares of common stock will be issued, but we will pay a cash adjustment in respect of any fractional interest in an amount equal to the fractional interest multiplied by the closing sale price of our common stock on the date the shares of preferred stock are surrendered for conversion. If more than one share of preferred stock will be surrendered for conversion by the same holder at the same time, the number of whole shares of common stock issuable on conversion of those shares will be computed on the basis of the total number of shares of preferred stock so surrendered.

We will at all times reserve and keep available, free from preemptive rights, for issuance upon the conversion of shares of preferred stock a number of our authorized but unissued shares of common stock that will from time to time be sufficient to permit the conversion of all outstanding shares of preferred stock.

Before the delivery of any securities that we will be obligated to deliver upon conversion of the preferred stock, we will comply with all applicable federal and state laws and regulations that require action to be taken by us. All shares of common stock delivered upon conversion of the preferred stock will upon delivery be duly and validly issued, fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.

Fundamental Change

A Fundamental Change Requires Us to Redeem Shares of Preferred Stock at the Option of the Holder

If a fundamental change (as defined below) occurs, you will have the right, exercisable at your option, subject to legally available funds and to the terms and conditions of our articles of incorporation, to require us to redeem any or all of your shares of preferred stock. We will redeem the preferred stock at a price equal to 100% of the liquidation preference of the preferred stock to be redeemed plus an amount equal to any declared and unpaid dividends, unless such fundamental change redemption date falls after a record date for which a dividend has been declared and on or prior to the corresponding dividend payment date, in which case (1) we will pay the full amount of declared and unpaid dividends, if any, payable on such dividend payment date only to the holder of record at the close of business on the corresponding record date and (2) the redemption price payable on the fundamental change redemption date will include only the liquidation preference, but will not include any amount in respect of dividends declared and payable on such corresponding dividend payment date. We will be required to redeem the preferred stock as of a date (which we refer to as the fundamental change redemption date) that is not more than 30 calendar days after we mail to all holders of the preferred stock a notice regarding the fundamental change as described below. If such 30th calendar day is not a business day, the fundamental change redemption date will be the next succeeding business day.

We may, subject to legally available funds, choose to pay the redemption price in cash, shares of common stock, or a combination thereof. If we elect to pay all or a portion of the redemption price in shares of common stock, the shares of common stock will be valued at the price per share of our common stock determined during the ten consecutive trading days ending on the fifth trading day prior to the redemption date (such period, the “redemption averaging period” with respect to such redemption date) as the sum of the daily price fractions, whereby “daily price fraction” means for each trading day during the averaging period, 10% multiplied by the daily volume-weighted average price per share of our common stock for such day. However, we may not pay the redemption price in shares of common stock or a combination of shares of common stock and cash unless we satisfy certain conditions prior to the redemption date as provided in the certificate of designation.

If we will pay all or a portion of the redemption price in shares of common stock, we will notify you of such payment in our notice regarding the fundamental change. Because the volume-weighted average price of our shares of common stock will be determined prior to the fundamental change redemption date, holders of preferred stock bear the market risk that our shares of common stock will decline in value between the date the average closing sale is calculated and the redemption date. In addition, because the number of our shares of common stock that you will receive is based on the volume-weighted average price for a ten-trading-day period, the market value of those shares on the date of receipt may be less than the value of those shares based on the average closing sale price. However, in no event will we be required to deliver more than the number of our authorized shares of common stock.

A “fundamental change” will be deemed to have occurred upon the occurrence of any of the following:

•	(1) the consolidation or merger of us with or into any other person (other than any merger primarily for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding common stock solely into common stock of the surviving entity) or (2) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of our assets (determined on a consolidated basis) to any person or group (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) other than a sale, lease or transfer to the Company or any of its subsidiaries;

•	the adoption of a plan the consummation of which would result in our liquidation or dissolution;

•	the acquisition, directly or indirectly, by any person or group (as such term is used in Section 13(d)(3) of the Exchange Act) of more than 50% of the aggregate voting power of our voting stock; or

•	during any period of two consecutive years, individuals who at the beginning of such period comprised our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office.

However, a fundamental change will not be deemed to have occurred in the case of a merger or consolidation, if (i) at least 90% of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation consists of common stock of a United States company traded on a national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such transaction) and (ii) as a result of such transaction or transactions the shares of the preferred stock become convertible solely into such common stock.

In addition, holders of shares of preferred stock shall not have the right to require us to repurchase shares of preferred stock upon a fundamental change (1) unless such purchase complies with our indentures and credit facilities and (2) unless and until our board of directors has approved such fundamental change or elected to take a neutral position with respect to such fundamental change.

Within 30 calendar days after the occurrence of a fundamental change, we are obligated (1) to mail to all holders of preferred stock at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law (2) or to cause DTC to send a notice to its participants that own preferred stock (and issue a press release and publish on our website) a notice regarding the fundamental change, stating, among other things:

•	the event causing a fundamental change;

•	the date of such fundamental change;

•	the last date on which the redemption right triggered by such fundamental change may be exercised;

•	the fundamental change redemption price;

•	the fundamental change redemption date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate;

•	that the preferred stock with respect to which a fundamental change redemption notice (as described below) is given by the holder may be converted only if the fundamental change redemption notice has been withdrawn in accordance with the terms of the preferred stock; and

•	the procedures that holders must follow to exercise these rights.

To exercise this right, you must deliver a written notice to the transfer agent prior to the close of business on the business day immediately before the fundamental change redemption date. The required redemption notice upon a fundamental change must state:

•	if certificated shares of preferred stock have been issued, the preferred stock certificate numbers, or if not, such information as may be required under applicable DTC procedures;

•	the number of preferred shares to be redeemed; and

•	that we are to redeem such preferred stock pursuant to the applicable provisions of the preferred stock and our amended and restated certificate of incorporation.

You may withdraw any fundamental change redemption notice by a written notice of withdrawal delivered to the transfer agent prior to the close of business on the business day before the fundamental change redemption date. The notice of withdrawal must state:

•	the number of the withdrawn shares of preferred stock;

•	if certificated shares of preferred stock have been issued, the preferred stock certificate numbers, or if not, such information as may be required under applicable DTC procedures; and

•	the number, if any, of shares of preferred stock that remain subject to your fundamental change redemption notice.

A holder must either effect book-entry transfer or deliver the preferred stock to be redeemed, together with any necessary endorsements, to the office of the transfer agent after delivery of the fundamental change redemption notice to receive payment of the fundamental change redemption price. You will receive payment in cash or shares of common stock, as applicable, on the later of the fundamental change redemption date or the time of book-entry transfer or the delivery of the preferred stock. If the transfer agent holds cash or shares of common stock, as applicable, sufficient to pay the fundamental change redemption price of the preferred stock on the business day following the fundamental change redemption date, then, immediately after the fundamental change redemption date:

•	the shares of preferred stock will cease to be outstanding; and

•	all other rights of the holder will terminate.

This will be the case whether or not book-entry transfer of the preferred stock is made or whether or not the preferred stock is delivered to the transfer agent.

The fundamental change redemption feature of the preferred stock may in certain circumstances make more difficult or discourage a takeover of our company. The fundamental change redemption feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of common stock;

•	to obtain control of our company by means of a merger, tender offer, solicitation or otherwise; or

•	by management to adopt a series of anti-takeover provisions.

Instead, the terms of the fundamental change redemption feature resulted from negotiations between the underwriters and us.

We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a fundamental change with respect to the fundamental change redemption feature of the preferred stock but that would increase the amount of our (or our subsidiaries’) outstanding indebtedness.

Our ability to redeem shares of preferred stock upon the occurrence of a fundamental change is subject to important limitations. Because we are a holding company, our ability to redeem the preferred stock for cash may be limited by restrictions on our ability to obtain funds for such redemption through dividends from our subsidiaries and the terms of our current and then existing borrowing agreements. Our ability to redeem the preferred stock is also subject to restrictions under Virginia law. If a fundamental change were to occur, we may not have sufficient legally available funds to pay the redemption price in cash for all tendered shares of preferred stock. Our current revolving credit facilities do, and any future credit agreements or other agreements relating to our indebtedness may, contain provisions prohibiting the redemption of the preferred stock under certain circumstances, or expressly prohibit our redemption of the preferred stock upon a fundamental change or provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from redeeming shares of preferred stock for cash, we could seek the consent of our lenders to redeem the preferred stock or attempt to refinance this debt. If we do not obtain such consent, we would not be permitted to redeem the preferred stock for cash.

If, following a fundamental change, we are prohibited from paying the redemption price of the preferred stock in cash under the terms of any indebtedness or by applicable law, we will, if permitted under terms of such indebtedness and under applicable law, elect to pay the redemption price of the preferred stock in shares of common stock or, in the case of a merger in which we are not the surviving corporation, common stock of the surviving corporation or its direct or indirect parent corporation.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in connection with any offer by us to redeem the preferred stock.

Make Whole Payment Upon the Occurrence of a Fundamental Change

If you elect to convert your preferred stock upon the occurrence of a fundamental change (as defined above) that occurs prior to March 15, 2018, in certain circumstances, you will be entitled to receive, in addition to a number of shares of common stock equal to the applicable conversion rate (or cash as described under “—Conversion Rights” above), an additional number of shares of common stock (the “additional shares”) upon conversion as described below.

We must give notice to all holders and to the conversion agent at least 15 trading days prior to the anticipated effective date of such fundamental change. We must also give notice to all holders and to the conversion agent that such fundamental change has become effective. Holders may surrender preferred stock for conversion and receive the additional shares described below at any time from and after the effective date of such fundamental change until and including the date that is 30 days after the effective date (or, if such transaction also results in holders having a right to require us to redeem their preferred stock, until the fundamental change redemption date).

The number of additional shares will be determined for the preferred stock by reference to the table below, based on the date on which the fundamental change becomes effective (the “effective date”) and the “share price.” If holders of our common stock receive only cash in the transaction constituting a fundamental change, the share price shall be the cash amount paid per share. Otherwise, the share price shall be the average of the closing sale prices of our common stock on the five trading days prior to but not including the effective date of the transaction constituting a fundamental change.

The stock prices set forth in the first row of each table below (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the preferred stock is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “— Adjustments to the Conversion Rate.”

The following table sets forth the number of additional shares to be received per $1,000 liquidation preference per share of preferred stock:

Fundamental Change date in years	Stock price on the Effective Date[1]
	$38.96	$40.00	$42.00	$45.00	$50.00	$55.00	$60.00	Continued Below
15-Mar-06	4.71	4.71	4.37	3.87	3.24	2.77	2.42
15-Mar-07	4.71	4.65	4.25	3.74	3.09	2.61	2.26
15-Mar-08	4.71	4.54	4.12	3.59	2.92	2.43	2.08
15-Mar-09	4.66	4.41	3.98	3.43	2.73	2.22	1.87
15-Mar-10	4.52	4.27	3.83	3.26	2.51	1.98	1.61
15-Mar-11	4.38	4.12	3.65	3.05	2.26	1.68	1.28
15-Mar-12	4.23	3.97	3.49	2.87	2.01	1.34	0.88
15-Mar-13	4.07	3.80	3.33	2.72	1.87	1.14	0.48
15-Mar-14	3.88	3.60	3.13	2.53	1.73	1.05	0.44
15-Mar-15	3.64	3.35	2.87	2.27	1.53	0.93	0.39
15-Mar-16	3.34	3.03	2.51	1.91	1.23	0.75	0.31
15-Mar-17	3.03	2.67	2.07	1.40	0.77	0.46	0.20
15-Mar-18	0.00	0.00	0.00	0.00	0.00	0.00	0.00

	$70.00	$80.00	$100.00	$125.00	$150.00	$200.00	$250.00	$300.00

15-Mar-06	1.94	1.63	1.22	0.91	0.71	0.46	0.31	0.00
15-Mar-07	1.80	1.50	1.12	0.84	0.65	0.42	0.29	0.00
15-Mar-08	1.62	1.34	1.01	0.75	0.59	0.38	0.26	0.00
15-Mar-09	1.42	1.16	0.87	0.65	0.51	0.33	0.23	0.00
15-Mar-10	1.17	0.95	0.71	0.53	0.42	0.27	0.19	0.00
15-Mar-11	0.85	0.67	0.50	0.38	0.30	0.20	0.14	0.00
15-Mar-12	0.46	0.35	0.26	0.20	0.16	0.11	0.07	0.00
15-Mar-13	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
15-Mar-14	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
15-Mar-15	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
15-Mar-16	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
15-Mar-17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
15-Mar-18	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Note:

1.	The hypothetical stock price and additional share amounts set forth are based on certain assumptions and are for illustrative purposes only. The final applicable stock price and additional share amounts will be set forth in the final form of this prospectus supplement and may differ from those set forth above.

The exact stock prices and fundamental change effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts or the two dates, as applicable, based on a 365-day year.

•	If the stock price is equal to or in excess of $ per share (subject to adjustment), no additional shares will be issued upon conversion.

•	If the stock price is less than $ per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed              per share of preferred stock, subject to adjustments in the same manner of the conversion rate as set forth under “— Adjustments to the Conversion Rate” below.

Our obligation to deliver the additional shares could be considered a penalty under applicable law, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Notwithstanding the foregoing, in the case of a public acquirer fundamental change (as defined below), we may, in lieu of increasing the conversion rate by additional shares as described above, elect to adjust the conversion rate and the related conversion obligation such that, from and after the effective date of such public acquirer fundamental change, holders of the preferred stock who elect to convert will be entitled to convert their preferred stock into a number of shares of public acquirer common stock (as defined below) that have been registered, or the resale of which will be registered, under the Securities Act, by multiplying the conversion rate in effect immediately before the public acquirer fundamental change by a fraction:

•	the numerator of which will be (i) in the case of a consolidation, merger or binding share exchange, pursuant to which our common stock is converted into or exchanged for the right to receive cash, securities or other property, the value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of common stock or (ii) in the case of any other public acquirer fundamental change, the average of the closing sale prices of our common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer fundamental change, and

•	the denominator of which will be the average of the last closing sale prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer fundamental change.

A “public acquirer fundamental change” means any fundamental change that would otherwise obligate us to increase the conversion rate as described above and where the acquirer has a class of common stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such fundamental change (the “public acquirer common stock”). If an acquirer does not itself have a class of common stock satisfying the foregoing requirement, it will be deemed to have public acquirer common stock if a corporation that directly or indirectly owns at least a majority of the acquirer has a class of common stock satisfying the foregoing requirement and all references to public acquirer common stock will be deemed to refer to such class of common stock. Majority owned for these purposes means having the “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of the respective entity’s capital stock that are entitled to vote generally in the election of directors.

Upon our decision to adjust the conversion rate and related conversion obligation upon a public acquirer fundamental change, holders may convert their preferred stock at the adjusted conversion rate described in the preceding paragraph but will not be entitled to the additional shares as described above. The registered shares of public acquirer common stock, or the shares of public acquirer common stock registered for resale, as the case may be, shall be listed, or approved for listing subject only to the official notice of issuance, on a national securities exchange or the Nasdaq National Market.

Adjustments to the Conversion Rate

The conversion rate is subject to adjustment from time to time if any of the following events occurs:

•	the issuance of our common stock as a dividend or distribution on our common stock;

•	certain subdivisions and combinations of our common stock;

•	the issuance to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or at a conversion price per share less than) the current market price of our common stock, provided that no such adjustment shall be made for the rights of holders of our common stock to participate in any dividend reinvestment plan in existence on the date hereof and made available to all holders of our common stock or our employee stock benefit plans or the purchase of shares pursuant to any such plan;

•	the dividend or other distribution to all holders of our common stock of shares of our capital stock (other than common stock) or evidences of indebtedness or assets (including securities, but excluding (1) those rights and warrants referred to above or (2) dividends or distributions paid exclusively in cash);

In the event that we make a dividend or distribution to all or substantially all holders of our common stock consisting of capital stock of, or similar equity interest in, a subsidiary or other business unit of ours, unless we distribute such capital stock or equity interests to holders of the preferred stock in such distribution on the same basis as they would have received had they converted their shares of preferred stock into shares of our common stock immediately prior to such distributions, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted;

•	distributions consisting exclusively of cash to all holders of shares of our common stock (excluding (1) any dividend or distribution in connection with our liquidation, dissolution or winding up and (2) any quarterly cash dividend on our shares of common stock to the extent that the aggregate cash dividend per share of our common stock in any quarter does not exceed $0.43 (such amount being the “Dividend Threshold Amount”); if there is a dividend or distribution to which this bullet point applies, the conversion rate will be adjusted by multiplying the applicable conversion rate by the following fraction:

Pre Dividend Stock Price

Pre Dividend Stock Price - Dividend Adjustment Amount

“Pre Dividend Stock Price” means the average common stock price for the three consecutive trading days ending on the trading day immediately preceding the ex date for such dividend or distribution. “Dividend Adjustment Amount” means the full amount of the dividend or distribution to the extent payable in cash applicable to one common share less the Dividend Threshold Amount. If an adjustment is required to be made as a result of a distribution that is not a quarterly dividend, the dividend threshold amount will be deemed to be zero; and

•	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock (other than payments made under our “odd-lot” stock sales program in existence on the date hereof) to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

No adjustment in the conversion rate will be required (except in the case of the fifth bullet point under “— Adjustments to the Conversion Rate”) unless such adjustment would require a change of at least 1% in the conversion rate then in effect at such time. However, we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1%, within one year of the first such adjustment carried forward, upon conversion, upon redemption or upon a fundamental change. Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

We have adopted a rights agreement pursuant to which each share of our common stock has associated with it one Preferred Share Purchase Right. You will receive, upon conversion of your preferred stock, in addition to the common stock, the rights under such rights agreement or any other rights plan then in effect unless, prior to conversion, the rights have expired, terminated or been redeemed or unless the rights have separated from the common stock. In the case of such separation, the conversion rate would be adjusted at the time of separation as if we had distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described in the fourth bullet point under “— Adjustments to the Conversion Rate” (provided that no such adjustment to the conversion rate shall be made if at the time of such separation, (1) we set aside for issuance upon conversion of the preferred stock a number of rights equal to the rights the holders of preferred stock would have received if conversion had occurred immediately prior to such separation and (2) the rights so set aside are perpetual in duration), subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your preferred stock, you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the preferred stock into our common stock immediately prior to any of these events. For purposes of the foregoing, the type and amount of consideration that a holder of our common stock would have been entitled to in the case of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election) will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election. However, if we elect to adjust the conversion rate and the related conversion obligation so that the preferred stock will be convertible into shares of the acquiring or surviving company after a public acquirer fundamental change, then the previous sentence will not be applicable.

We may not become a party to any such transaction unless its terms are consistent with the foregoing.

You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Certain United States Federal Income Tax Consequences.”

We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board of directors will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “Certain United States Federal Income Tax Consequences.”

If we adjust the conversion rate pursuant to the above provisions, we will issue a press release through PRNewswire, Reuters Economic Services and Bloomberg Business News containing the relevant information and make this information available on our website or through another public medium as we may use at that time.

Mandatory Conversion

At any time on or after March 15, 2013, and on or before March 15, 2018, we may at our option cause the preferred stock to be automatically converted into that number of shares of common stock at the then prevailing conversion rate. We may exercise this right only if the closing sale price of our common stock equals or exceeds 135% of the then prevailing conversion price for at least 20 trading days in a period of 30 consecutive trading days, including the last trading day of such 30-day period, ending on the trading day prior to our issuance of a press release announcing the mandatory conversion as described below. Upon conversion, we may choose to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock, as described above under “—Conversion Rights.” We intend that, if we elect to settle a portion of these conversions in cash, the cash portion will not exceed the net proceeds to us of sales of shares of certain types of securities having sufficient equity characteristics, in each case that are issued within six months (or, in the case of common stock issued upon the exercise of options, within 12 months) before the conversion.

To exercise the mandatory conversion right described above, we must issue a press release for publication on PRNewswire, Reuters Economic Services and Bloomberg Business News prior to the opening of business on the first trading day following any date on which the conditions described in the preceding paragraph are met, announcing such a mandatory conversion. We will also give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of the preferred stock, or cause DTC to send notice to its participants that own preferred stock (which notice or publication shall be given not more than four business days after the date of the press release), of the mandatory conversion announcing our intention to convert the preferred stock. The conversion date will be a date selected by us, which we will refer to as the Mandatory Conversion Date, and will be no more than five days after the earlier of (1) the date on which we issue such press release or (2) the date that such notice is sent by DTC to its participants that own preferred stock as described above. In addition to any information required by applicable law or regulation, the press release and notice of a mandatory conversion shall state, as appropriate:

•	the Mandatory Conversion Date;

•	the number of shares of common stock to be issued and/or the amount of cash to be paid upon conversion of each share of preferred stock; and

•	the number of shares of preferred stock to be converted.

On and after the Mandatory Conversion Date, all rights of holders of such preferred stock will terminate except for the right to receive the shares of common stock issuable upon conversion thereof. The dividend payment with respect to the preferred stock called for a mandatory conversion on a date during the period between the close of business on any record date for the payment of dividends to the close of business on the corresponding dividend payment date will be payable on such dividend payment date to the record holder of such share on such record date if such share has been converted after such record date and prior to such dividend payment date.

We may not authorize, issue a press release or give notice of any mandatory conversion unless, prior to giving the conversion notice, all accumulated and unpaid dividends on the preferred stock for dividend payment dates ending prior to the date of such conversion notice shall have been paid in cash.

Optional Redemption

On or after March 15, 2018, we will have the option from time to time to redeem the shares of outstanding preferred stock, in whole or in part, at a redemption price of 100% of the liquidation preference. We will pay such redemption price in cash.

We intend that, if we redeem the preferred stock, we will redeem it only to the extent that the aggregate liquidation preference of the preferred stock redeemed is less than the amount, if any, of the net proceeds to us of sales of shares of certain types of securities having sufficient equity characteristics, in each case that are issued within six months (or, in the case of common stock issued upon the exercise of options, within 12 months) before the redemption.

In the event of an optional redemption pursuant to this provision, we will (1) send a written notice by first class mail to each holder of record of the preferred stock at such holder’s registered address, not fewer than 30 nor more than 60 days prior to the redemption date and (2) if the preferred shares are held by DTC or its nominee, request that DTC send a copy of such notice to its participants. The notice will include, among other things, a statement that the holders of preferred stock may elect to convert their shares into our common stock prior to the redemption date. In addition, we will (1) publish such information once in a daily newspaper printed in the English language and of general circulation in the Borough of Manhattan, City of New York, (2) issue a press release containing such information and (3) publish such information on our web site.

If we give notice of redemption, then, by 12:00 p.m., New York City time, on the redemption date, to the extent funds are legally available, we shall, with respect to:

•	shares of preferred stock held by DTC or its nominees, deposit or cause to be deposited, irrevocably with DTC, cash sufficient to pay the redemption price and will give DTC irrevocable instructions and authority to pay the redemption price to holders of such shares of preferred stock; and

•	shares of preferred stock held in certificated form, deposit or cause to be deposited, irrevocably with the paying agent, cash sufficient to pay the redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to holders of such shares of preferred stock upon surrender of their certificates evidencing their shares of preferred stock.

If on the redemption date DTC and the paying agent hold cash sufficient to pay the redemption price for the shares of preferred stock delivered for redemption in accordance with the terms of the certificate of designation, dividends will cease to accumulate on all outstanding shares of preferred stock and all rights of holders of such shares will terminate except for the right to receive the redemption price.

Payment of the redemption price for the shares of preferred stock is conditioned upon book-entry transfer of or physical delivery of certificates representing the preferred stock, together with necessary endorsements, to the paying agent, or to the paying agent’s account at DTC, at any time after delivery of the redemption notice. Payment of the redemption price for the preferred stock will be made (1) if book-entry transfer of or physical delivery of the preferred stock has been made by or on the redemption date, or (2) if book-entry transfer of or physical delivery of the preferred stock has not been made by or on such date, at the time of book-entry transfer of or physical delivery of the preferred stock.

We will redeem the preferred stock at a price equal to 100% of the liquidation preference of the preferred stock to be redeemed plus an amount equal to any declared and unpaid dividends, unless such redemption date falls after the record date for which a dividend has been declared and on or prior to the corresponding dividend payment date, in which case (1) we will pay the full amount of declared and unpaid dividends, if any, payable on such dividend payment date only to the holder of record at the close of business on the corresponding record date and (2) the redemption price payable on the redemption date will include only the liquidation preference, but will not include any amount in respect of dividends declared and payable on such corresponding dividend payment date.

Voting Rights

Holders of shares of preferred stock will not have any voting rights except as described below or as otherwise required from time to time by law. Whenever (1) dividends on any shares of preferred stock or any other class or series of stock ranking on a parity with the preferred stock with respect to the payment of dividends shall not have been declared and paid for the equivalent of any four dividend periods, whether or not consecutive, or (2) we fail to pay the redemption price on the date shares of preferred stock are called for redemption (whether the redemption is pursuant to the optional redemption provisions or the redemption is in connection with a fundamental change) then, immediately prior to the next annual meeting of shareholders or special meeting of shareholders called for as provided in the last sentence of this paragraph, the total number of directors constituting the entire board will automatically be increased by two and, in each case, the holders of shares of preferred stock (voting separately as a class with all other series of other preferred stock on parity with the preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two of the authorized number of our directors at the next annual meeting of stockholders or special meeting of shareholders called for as provided in the last sentence of this paragraph and each subsequent meeting until the redemption price shall have been fully paid or dividends on the preferred stock shall have been fully paid for at least four consecutive dividend periods. The directors elected by the holders of the preferred stock shall not be divided into the classes of the board of directors and the term of office of all such directors will terminate immediately upon the termination of the right of the holders of preferred stock to vote for directors and upon such termination the total number of directors constituting the entire board will automatically be reduced by two. Each holder of shares of the preferred stock will have one vote for each share of preferred stock held. At any time after the power to elect directors becomes vested and continuing in the holders of shares of preferred stock, or if a vacancy exists in the office of the directors elected by the holders of the preferred stock, the board may, and upon the written request of the holders of record of at least 25% of the outstanding preferred stock shall, call a special meeting of the holders of the preferred stock (voting separately as a class with all other series of stock ranking on a parity with the preferred stock) for the purpose of electing those directors.

So long as any shares of the preferred stock remain outstanding, we will not, without the consent of the holders of at least two-thirds of the shares of preferred stock outstanding at the time, voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable issue or increase the authorized amount of any class or series of stock ranking senior to the outstanding preferred stock as to dividends or upon liquidation. In addition, we will not amend, alter or repeal provisions of our articles of incorporation or of the resolutions contained in the certificate of designation, whether by merger, consolidation or otherwise, so as to amend, alter or adversely affect any power, preference or special right of the outstanding preferred stock or the holders thereof without the affirmative vote of not less than two-thirds of the issued and outstanding preferred stock voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable; provided, however, that any increase in the amount of the authorized common stock or authorized preferred stock or the creation and issuance of other series of common stock or preferred stock ranking on a parity with or junior to the preferred stock as to dividends and upon liquidation will not be deemed to adversely affect such powers, preference or special rights.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our company resulting in a distribution of assets to the holders of any class or series of our capital stock, each holder of shares of preferred stock will be entitled to payment out of our assets available for distribution to stockholders of an amount equal to the liquidation preference per share of preferred stock held by that holder, before any distribution is made on any junior stock, including our common stock, but after any distributions on any of our indebtedness and senior stock. After payment in full of the liquidation preference to which holders of shares of preferred stock are entitled, holders will not be entitled to any further participation in any distribution of our assets. If, upon any voluntary or involuntary liquidation, dissolution or winding up of our company, the amounts payable with respect to shares of preferred stock and all other parity stock are not paid in full, holders of shares of preferred stock and holders of the parity stock will share equally and ratably in any distribution of our assets in proportion to the liquidation preference to which each such holder is entitled.

Neither the voluntary sale, conveyance, exchange or transfer, for cash, shares of stock, securities or other consideration, of all or substantially all of our property or assets nor the consolidation, merger or amalgamation of our company with or into any corporation or the consolidation, merger or amalgamation of any corporation with or into our company will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of our company.

We are not required to set aside any funds to protect the liquidation preference of the shares of preferred stock.

Certain Definitions

As used in this “Description of the Preferred Stock”, the following terms have the meanings ascribed to them below:

“Trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on the Nasdaq National Market or, if our common stock is not quoted on the Nasdaq National Market, on the principal other market on which our common stock is then traded or, if our common stock is not so traded on a principal other market, on the New York Stock Exchange.

The “closing sale price” of our common stock or other capital stock or similar equity interests on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the New York Stock Exchange or such other national or regional exchange or market on which our common stock or such other capital stock or equity interests are then listed or quoted. In the absence of such a quotation, we will determine the closing sale price on a basis we consider appropriate. The closing sale price shall be determined without reference to any extended or after-hours trading.

“Current market price” of our common stock on any day means the average of the closing price of our common stock for each of the ten consecutive trading days ending on the earlier of the day in question and the day before the “ex-date” with respect to the issuance or distribution requiring such calculation. For purposes of this paragraph, “ex-date” means the first date on which the shares of common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance or distribution.

The “volume weighted average price” per share of our common stock on any trading day means such price as displayed on Bloomberg (or any successor service) page UVV <equity> VAP in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the volume weighted average price means the market value per share of our common stock on such day as determined using a volume weighted method by a nationally recognized independent investment banking firm retained for this purpose by us.

Transfer Agent, Paying Agent, Conversion Agent and Registrar

The transfer agent, paying agent, conversion agent and registrar for the preferred stock is Wells Fargo Bank, N.A.

Book-Entry, Delivery and Form

The Depository Trust Company, or DTC, will act as securities depositary for the preferred stock. The shares of preferred stock will be issued only as fully-registered securities registered in the name of Cede & Co., the depositary’s nominee. One or more fully-registered global security certificates, representing the total aggregate number of shares of preferred stock, will be issued and deposited with the depositary.

The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer beneficial interests in shares of preferred stock so long as shares of preferred stock are represented by global security certificates.

The depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thus eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc., collectively referred to as “participants”. Access to the depositary system is also available to others, including securities brokers and dealers, bank and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant, collectively referred to as “indirect participants”. The rules applicable to the depositary and its participants are on file with the SEC.

We will issue shares of preferred stock in definitive certificated form if the depositary notifies us that it is unwilling or unable to continue as depositary or the depositary ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global security certificate may be exchanged for physical certificates upon request by or on behalf of the depositary in accordance with customary procedures. The certificate of designation permits us to determine at any time and in our sole discretion that shares of preferred stock shall no longer be represented by global security certificates. The depositary has advised us that, under its current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global security certificate at the request of each depositary participant. We would issue physical certificates in exchange for any such beneficial interests withdrawn.

As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or that nominee will be considered the sole owner and holder of the global security certificates and all of the shares of preferred stock represented by those certificates for all purposes under the preferred stock. All payments on the shares of preferred stock represented by the global security certificates and all related transfers and deliveries of common stock will be made to the depositary or its nominee as their holder.

Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee with respect to participants’ interests or by the participant with respect to interests of persons held by the participants on their behalf.

Procedures for conversion will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit the settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time.

Neither we nor any of our agents will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to those beneficial ownership interests.

Replacement of Preferred Stock Certificates

If physical certificates are issued, we will replace any mutilated certificate at your expense upon surrender of that certificate to the transfer agent. We will replace certificates that become destroyed or lost at your expense upon delivery to us and the transfer agent of satisfactory evidence that the certificate has been destroyed or lost, together with any indemnity that may be required by the transfer agent and us.

We, however, are not required to issue any certificates representing shares of preferred stock on or after the applicable conversion date. In place of the delivery of a replacement certificate following the applicable conversion date, the transfer agent, upon delivery of the evidence and indemnity described above, will deliver the shares of our common stock issuable pursuant to the terms of the preferred stock formerly evidenced by the certificate.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of the preferred stock and common stock received in respect thereof. This discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Other federal tax consequences (such as estate and gift tax consequences) and state, local and foreign tax consequences are not summarized, nor are tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, dealers in securities, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons that will hold the preferred stock or common stock as a position in a hedging, “straddle” or “conversion transaction” or other risk reduction transaction, and United States holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar. Tax consequences may vary depending upon the particular status of an investor. This discussion is limited to taxpayers who will hold the preferred stock and the common stock received in respect thereof as “capital assets” and who purchase the preferred stock in the initial offering at the initial offering price.

Please consult your own tax advisor concerning the consequences of owning the preferred stock and common stock received in respect thereof in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

You are a “U.S. holder” if you are a beneficial owner of the preferred stock and common stock received in respect thereof and you are for United States federal income tax purposes, an individual citizen or resident of the United States, a domestic corporation, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a United States person.

A “non-U.S. holder” is a beneficial owner of the preferred stock and common stock received in respect thereof that is an individual, corporation, trust or estate that is not a U. S. holder.

Distributions

Distributions with respect to the preferred stock (whether paid in cash, our common stock, or any combination thereof) and distributions with respect to our common stock (other than certain stock distributions) will be taxable as dividend income when actually or constructively received to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. In the event of a distribution paid in common stock, the amount of such distribution will be equal to the then fair market value of the shares of common stock distributed. To the extent that the amount of a distribution with respect to preferred stock or common stock exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in such preferred stock or common stock, as the case may be, and thereafter as capital gain.

Your adjusted tax basis in any shares of common stock received as a distribution will be equal to the then current fair market value of such common stock, and your holding period for such shares will begin on the day after receipt thereof.

U.S. Holders

Subject to certain exceptions for short-term and hedged positions, distributions constituting dividend income received by certain non-corporate U.S. holders, including individuals, in respect of the preferred stock and common stock before January 1, 2009 are generally taxed at a maximum rate of 15%. Similarly, subject to similar exceptions for short-term and hedged positions, distributions on the preferred stock and common stock constituting dividend income paid to holders that are domestic corporations generally will qualify for the dividends received deduction. You should consult your own tax advisor regarding the availability of the reduced dividend tax rate and the dividends received deduction in light of your particular circumstances.

Non-U.S. Holders

Except as described below, if you are a non-U.S. holder of preferred or common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as (or, in the case of a United States alien holder that is an estate or trust, such forms certifying the status of each beneficiary of the estate or trust as) a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States federal withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or W-8BEN, or an acceptable substitute form, upon which you represent, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income (in which case, the W-8ECI would apply) or the dividends are exempt from taxation under an income tax treaty because the dividends are not attributable to an United States permanent establishment (in which case, the W-8BEN would apply).

“Effectively connected” dividends are taxed at rates applicable to U.S. holders, unless an applicable income tax treaty provides otherwise.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Adjustment of Conversion Rate

The conversion rate of the preferred stock is subject to adjustment under certain circumstances. Treasury regulations promulgated under Section 305 of the Code would treat a holder of preferred stock as having received a constructive distribution includible in such holder’s U.S. income in the manner described under “—Distributions,” above, if and to the extent that certain adjustments in the conversion rate increase the holder’s proportionate interest in our earnings and profits. For example, an increase in the conversion rate to reflect a taxable dividend to holders of common stock will generally give rise to a deemed taxable dividend to the holders of the preferred stock to the extent of our current and accumulated earnings and profits. Thus, under certain circumstances, you may recognize income in the event of a deemed distribution even though you may not receive any cash or property. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution in the interests of the holders of the preferred stock, however, will generally not be considered to result in a constructive dividend distribution.

Dispositions

U.S. Holders

If you are a U.S. holder and you sell or otherwise dispose of the preferred stock or common stock, you will generally recognize capital gain or loss equal to the difference between the amount you realize and your adjusted tax basis in the stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for the shares is more than one year. Long-term capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2009 is generally taxed at a maximum rate of 15%. The deductibility of net capital losses is subject to limitations.

Non-U.S. Holders

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of preferred stock or common stock unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

•	we are or have been a United States real property holding corporation for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or your holding period (the “Applicable Period”).

We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes. Even if we were treated as a United States real property holding corporation, gain realized by a non-U.S. holder on a disposition of our preferred stock or common stock would not be subject to U.S. federal income tax so long as (i) the non-U.S. holder was considered to have owned (directly or indirectly) no more than five percent of the value of such class of stock at all times within the Applicable Period and (ii) such class of stock was regularly traded on an established securities market. We do not intend to apply for listing of the preferred stock on any securities exchange, and there can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Conversion into Common Stock

U.S. Holders

Conversion entirely for stock. You generally will not recognize any gain or loss in respect of the receipt of common stock upon the conversion of the preferred stock. The adjusted tax basis of shares of common stock received on conversion will equal the adjusted tax basis of the preferred stock converted (reduced by the portion of adjusted tax basis allocated to any fractional share of common stock exchanged for cash), and the holding period of such common stock received on conversion will generally include your holding period for the converted preferred stock.

Cash received in lieu of fractional shares of common stock will generally be treated as a payment in a taxable exchange, and you will generally recognize gain or loss on the receipt of such cash in an amount equal to the difference between the amount of cash received and the amount of adjusted tax basis allocable to the fractional shares.

Conversion entirely for cash. You will generally recognize capital gain or loss equal to the difference between the amount you realize and your adjusted tax basis in the preferred stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for the shares is more than one year. Long-term capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2009 is generally taxed at a maximum rate of 15%. The deductibility of net capital losses is subject to limitations.

Conversion for part stock and part cash. The U.S. federal income tax treatment of a U.S. holder’s conversion of preferred stock into common stock and cash is uncertain. You should consult your own tax advisor to determine the correct treatment of such a conversion.

Treatment as a separate conversion and disposition. The conversion of preferred stock into our common stock and cash may be treated for U.S. federal income tax purposes as in part a conversion into common stock and in part as a separate disposition of the remaining portion of preferred stock. In that event, the portion converted into common stock would be treated as described above in “—Conversion entirely for stock.” The portion converted into cash would be treated as described above in “—Conversion entirely for cash,” in which case you will generally recognize gain or loss equal to the difference between the amount of cash received and your adjusted tax basis allocable to such portion of the preferred stock.

You generally may allocate your adjusted tax basis in preferred stock among the portion of the preferred stock that is deemed to have been converted and the portion of the preferred stock that is deemed to have been redeemed based on the relative fair market value of the common stock and the amount of cash received upon conversion.

Treatment as a single recapitalization with “boot.” Alternatively, the conversion of preferred stock into common stock and cash may instead be treated in its entirety as a recapitalization for U.S. federal income tax purposes, in which case you would be required to recognize gain on the conversion but would not be allowed to recognize any loss. In this case, you generally would recognize gain (but not loss) in an amount equal to the lesser of (i) the excess (if any) of (A) the amount of cash (not including cash received in lieu of fractional shares) and the fair market value of common stock received (treating fractional shares as received for this purpose) in the exchange over (B) your adjusted tax basis in preferred stock, and (ii) the amount of cash received upon conversion (other than cash received in lieu of fractional shares, which would be treated as described above in “—Conversion entirely for stock”).

You would have an aggregate tax basis in the common stock received in the conversion equal to the aggregate tax basis of preferred stock converted, decreased by the aggregate amount of cash (other than cash received in lieu of fractional shares) received upon conversion and increased by the aggregate amount of gain (if any) recognized upon conversion (other than gain realized as a result of cash received in lieu of fractional shares). Your holding period for the received common stock would include your holding period for the preferred stock. Gain recognized would be long-term capital gain if you held the preferred stock for more than one year. Long-term capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2009 is generally taxed at a maximum rate of 15%.

Non-U.S. Holders

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a taxable exchange of preferred stock for cash (including cash received in lieu of fractional shares) unless you are subject to the exceptions discussed above in “—Dispositions—Non-U.S. Holders.”

Conversion as a Result of a Fundamental Change Transaction

U.S. federal income tax consequences of a fundamental change transaction depend on the structure of the transaction and cannot be known without knowing the specific nature of the transaction. Such a transaction may be taxable to you, even if you receive no cash pursuant to the transaction, or it may be tax-free depending on the particular circumstances of the transaction.

Information Reporting and Backup Withholding

U.S. Holders

For noncorporate U.S. holders, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to the payment of dividends on the preferred stock or common stock and the payment of the proceeds from the sale or redemption of shares.

Additionally, backup withholding will apply to such payments if a noncorporate United States holder fails to provide an accurate taxpayer identification number, is notified by the Internal Revenue Service that it has failed to report all dividends required to be shown on its federal income tax returns, or in certain circumstances, fails to comply with applicable certification requirements.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by timely filing a refund claim with the Internal Revenue Service.

Non-U.S. holders

If you are a non-U.S. holder, you are generally exempt from backup withholding with respect to

•	dividend payments on the preferred stock or common stock and

•	the payment of the proceeds from the sale (including a redemption) of the preferred stock or common stock effected at a United States office of a broker,

as long as:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are (or, in the case of a non-U.S. holder that is an estate or trust, such forms certifying that each beneficiary of the estate or trust is) a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury Regulations, or

•	you otherwise establish an exemption.

Information reporting will generally apply to dividend payments.

Payment of the proceeds from the sale of preferred stock or common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale or redemption of preferred stock or common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale or redemption is mailed to you at a United States address, or

•	the sale or redemption has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of common stock or preferred stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by timely filing a refund claim with the Internal Revenue Service.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated the date hereof, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Wachovia Capital Markets, LLC, UBS Securities LLC, LaSalle Financial Services, Inc. and Rabo Securities USA, Inc. have severally agreed to purchase from us the following respective number of shares of preferred stock:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Wachovia Capital Markets, LLC
UBS Securities LLC
LaSalle Financial Services, Inc.
Rabo Securities USA, Inc.

Total	200,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of preferred stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of preferred stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of preferred stock to the public at the public offering price set forth on the cover of this prospectus supplement. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 20,000 additional shares of preferred stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the preferred stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of preferred stock as the number of shares of preferred stock to be purchased by it in the above table bears to the total number of shares of preferred stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of preferred stock to the underwriters to the extent the option is exercised. If any additional shares of preferred stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 200,000 shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of preferred stock less the amount paid by the underwriters to us per share of preferred stock. The underwriting discounts and commissions are             % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
	Fee Per Share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $0.4 million.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Certain of our executive officers have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our capital stock or other securities convertible into or exchangeable or exercisable for shares of our capital stock or derivatives of our capital stock owned by these persons prior to this offering or capital stock issuable upon exercise of options held by these persons for a period of 90 days after the date of this prospectus supplement without the prior written consent of Deutsche Bank Securities Inc., subject to extension in specified circumstances. This consent may be given at any time without public notice. Subject to certain limitations, these restrictions do not apply to:

•	dispositions of shares of our capital stock pursuant to a written plan for trading securities that is designed to satisfy the requirements of Rule 10b5-1 under the Securities Exchange Act and is existing on the date of this prospectus supplement;

•	the entering into of a written plan for trading securities that is designed to satisfy the requirements of Rule 10b5-1under the Securities Exchange Act, provided that no shares of capital stock may be sold thereunder until more than 90 days after the date of this prospectus supplement; or

•	transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the transferee or donee signs a lock-up agreement.

There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the lock-up period.

We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options or issue shares pursuant to our equity incentive plans, and we may issue shares of our capital stock in exchange for all or substantially all of the equity or assets of a company in connection with a merger or acquisition.

In connection with this offering, the underwriters may purchase and sell shares of our preferred stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of preferred stock from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of this offering. Stabilizing transactions consist of various bids for or purchases of our preferred stock made by the underwriters in the open market prior to the completion of this offering. The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions. Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our preferred stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our preferred stock. As a result, the price of our preferred stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise.

A prospectus in electronic format may be made available on Internet websites maintained by one or more of the representatives of the underwriters of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by any underwriter is not part of this prospectus.

In the ordinary course of their businesses, certain of the underwriters and their affiliates have provided, or may in the future provide, investment banking and other financial services to us or our subsidiaries, including the provision of financial advice and the extension of credit. Such underwriters and their affiliates have received, and would in the future receive, customary fees and commissions for their services. Affiliates of each of the underwriters are agents and/or lenders under our 2005 revolving credit facility, a portion of which will be repaid with proceeds from this offering.

Because we anticipate that the underwriters or their affiliates will receive more than 10% of the net proceeds of this offering in connection with our application of the net proceeds, this offering is being conducted in accordance with Rules 2710(h)(1) and 2720(c) of the Conduct Rules of the NASD Manual.

LEGAL MATTERS

The validity of the preferred stock will be passed upon for us by Preston Wigner, the General Counsel of the company. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, NY.

EXPERTS

Our consolidated financial statements appearing in our annual report on Form 10-K for the year ended March 31, 2005, and our management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2005, included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement incorporates documents by reference that are not presented in or delivered with this prospectus supplement. You should rely only on the information contained in this prospectus supplement, the attached prospectus and the documents that we have incorporated by reference into this prospectus supplement and the attached prospectus. We have not authorized anyone to provide you with information that is different from or in addition to the information contained herein and incorporated by reference into this prospectus supplement.

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy any reports, statements or other information on file at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings are also available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at http://www.sec.gov.

We incorporate information into this prospectus supplement by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except to the extent superseded by information contained herein or by information contained in documents filed with or furnished to the SEC after the date of this prospectus supplement. This prospectus supplement incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about us and our financial condition. We incorporate by reference the following documents:

•	our annual report on Form 10-K (including the portions of our proxy statement for our 2005 annual meeting of shareholders incorporated by reference therein) for the fiscal year ended March 31, 2005;

•	our quarterly reports on Form 10-Q for the quarters ended June 30, 2005, September 30, 2005, and December 31, 2005;

•	our current reports on Form 8-K that were filed on May 13, 2005, May 25, 2005 (with respect to Item 8.01 only), May 31, 2005, June 1, 2005, June 9, 2005, August 2, 2005, August 8, 2005 (with respect to Item 8.01 only), October 17, 2005, October 25, 2005, November 8, 2005 (with respect to Item 8.01 only), November 16, 2005, December 16, 2005 (on which date we filed two current reports on Form 8-K, both of which are incorporated herein), February 8, 2006, March 14, 2006, and March 15, 2006; and

•	the description of our common stock and associated preferred share purchase rights contained in our registration statement on Form 8-A, filed December 29, 1998, Amendment No. 1 to the Form 8-A, filed May 7, 1999, Amendment No. 2 to the Form 8-A, filed March 16, 2006, and our Registration Statement on Form S-3, dated February 25, 1993.

We also incorporate by reference into this prospectus supplement additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus supplement to the end of the offering of the preferred stock. These documents may include annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

You may obtain copies of any of these filings through Universal as described below, through the SEC or through the SEC’s Internet website as described above. Documents incorporated by reference are available to you and all beneficial owners without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus supplement, by requesting them in writing, by telephone or via the Internet at:

Universal Corporation

1501 North Hamilton Street

Richmond, Virginia 23230

Attn: Corporate Secretary

(804) 359-9311

www.universalcorp.com

The information contained on our website does not constitute a part of this prospectus supplement.